May 8, 2025

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (updated to reflect the proposed Second Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, changes to the officers of MEMX Technologies LLC, the latest Limited Liability Company Agreement of MX2 LLC, an affiliate of MEMX LLC, changes to the initial directors of MX2 LLC, changes to the officers of MX2 LLC, changes to the committee members of MX2 LLC and other changes to conform to the descriptions of affiliates contained in the Form 1 of MX2 LLC, which was recently approved by the Commission);
- Exhibit C-8(a) (the proposed Second Amended and Restated LLC Agreement of MEMX Execution Services LLC);
- Exhibit C-14 (updated to replace the LLC Agreement on file for MX2 LLC with the First Amended and Restated LLC Agreement of MX2 LLC); and
- Exhibit J (updated to remove certain previous directors of MEMX LLC who no longer serve on the Board).

MEMX also wishes to note that the officers of MEMX Digital Assets LLC were updated in its Form 1 Amendment dated April 8, 2025 but such change was not reflected on the cover letter.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C and Exhibit C-14 to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 5/08/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

25000155

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MEMX LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 5/08/25 (MM/DD/YY) — MEMX LLC (Name of applicant)

By: [signature] (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8 day of May (Month), 2025 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/1/2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MEMX EXECUTION SERVICES LLC

This Second Amended and Restated Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MEMX Execution Services LLC, a Delaware limited liability company (the "Company"), is made and entered into as of [_______________] (the "Effective Date") by and among the Persons set forth on Schedule 1.

RECITALS

WHEREAS, on May 7, 2019 (the "Original Effective Date"), MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), formed the Company as a Delaware limited liability company by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware and entered into a Limited Liability Company Agreement of the Company effective as of the Original Effective Date (the "Original LLC Agreement"); and

WHEREAS, the Original LLC Agreement was amended and restated as set forth in the First Amended and Restated Limited Liability Company Agreement dated May 19, 2020 (the "First Amended LLC Agreement"); and

WHEREAS, Holdco desires to amend and restate the First Amended LLC Agreement as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g) (1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b) (2)(ii)(d)(4), (5) and (6).

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange, national securities association or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in each case (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Book Depreciation" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Board may adjust the Book Value of all Company assets to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a capital contribution of more than a de minimis amount;

(ii) the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to an Officer, employee, consultant or other service provider of the Company of any Units as a profits interest; and

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; provided, however, that such adjustment shall be mandatory to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv);

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"Distribution" means any dividend or distribution made by the Company to a Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a manager, director, officer, employee, consultant or other service provider of the Company for the Company or a Subsidiary of the Company, if and only if, in the case of the foregoing clauses (a)-(d), such actions are approved as set forth herein. "Distribute" when used as a verb and "Distributive" when used as an adjective shall have correlative meanings.

"Distributable Cash" means cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reserves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year, as determined by the Board in good faith.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Fair Market Value" means:

(a) as applied to any asset constituting cash or cash equivalents, the amount of such cash or cash equivalents;

(b) as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the average, over a period of twenty-one (21) Business Days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any Business Day, the average of the highest bid and lowest asked prices on such exchange at the end of such Business Day, or, if on any Business Day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any Business Day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such Business Day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

(c) as applied to any assets other than cash, cash equivalents or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations, the fair value of such assets, as determined by the Board in good faith based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant but without taking into account any discounts for lack of liquidity or minority interest or similar discounts; provided, that a Member may, within fifteen (15) Business Days following receipt by such Member of the Board's determination of Fair Market Value, direct the Board to obtain an independent third-party appraisal of the Board's determination, with the determination by the independent appraiser binding on the parties.

"Financial and Operations Principal" means an individual associated with the Company, who is qualified to act by successful completion of the Series 27 Examination and who has supervisory responsibility for the Company's compliance with record keeping, net capital, customer protection and financial reporting rules, including preparing and attesting to the accuracy of the Company's U.S. Securities and Exchange Commission FOCUS Reports (or any successor reports).

"GAAP" means United States generally accepted accounting principles in effect from time to time and as applied on a consistent basis with past practices.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Majority Vote" means, (i) with respect to actions to be approved by the Members, if required under non-waivable provisions of Applicable Law, the affirmative vote or consent of one or more Members holding at least a majority of the then-outstanding Membership Interests and (ii) with respect to actions to be approved by the Board, the affirmative vote or approval of the Directors holding a majority of the aggregate number of votes held by the then-current Directors.

"Members" means, as of the Effective Date, Holdco and MEMX SubCo, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i) (3).

"Member Nonrecourse Deductions" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a Distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a Distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"MEMX SubCo" means MEMX SubCo LLC, a Delaware limited liability company.

"Net Available Cash" shall mean, for a Fiscal Year or any other applicable period, the excess, if any, of (a) the total cash receipts of the Company and Subsidiaries of the Company Subsidiaries for such Fiscal Year or other period, exclusive of cash proceeds of any obligations created, issued or incurred by the Company or any Subsidiary of the Company for borrowed money and capital contributions to the Company and Subsidiaries of the Company (unless and to the extent that the Board determines to treat such cash proceeds or capital contributions as part of Net Available Cash), minus (b) the sum, without duplication, of (i) total cash disbursements made or to be made by the Company and Company Subsidiaries in such period, and (ii) the amount, if any, of such cash receipts or cash proceeds that the Board determines in good faith is to be reserved for the anticipated needs of the Company's and Company Subsidiaries' business or activities (including based on the then-applicable Annual Budget and business plan of the Company), including in respect of the Company's and Company Subsidiaries' current liabilities (as determined in accordance with GAAP) or reserves set aside for the Company's and Company Subsidiaries' expenses, debt payments, capital improvements, liabilities, capital commitments, investments and contingencies.

"Net Income" and "Net Loss" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's net taxable income or net taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2) (B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 8.2 or Section 8.5 shall not be taken in to account in computing Net Income and Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 8.2 or Section 8.5 shall be determined by applying rules analogous to those set forth in clauses (a) through (g) above.

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority.

"Percentage Interest" means, with respect to a Member, the ratio of the number of Units held by such Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"Regulatory Capital" means the minimum level of capital required to comply with Applicable Law.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period, and shall be reduced by (c) any United States federal, state or local income tax credits allocated to the Member by the Company for such Fiscal Year or other period, all as estimated in good faith by the Company.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean (a) the total cumulative taxable income and gain (for U.S. federal income tax purposes) over (b) the total cumulative amount of losses and deductions (for U.S. federal income tax purposes, taking into account such losses and deductions solely to the extent of a character that can be utilized against such subsequent income) allocated to the Member by the Company for such Fiscal Year or other period; provided, that such taxable income shall be computed without regard to any taxable income or loss recognized by a Member (other than through its distributive share of income or gain of the Company) in connection with the dissolution, an initial public offering of securities of the Company or any other sale of equity securities of the Company, sale of substantially all equity or assets of the Company or any similar event.

"Tax Rate" shall mean, for any Fiscal Year the greater of (a) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as an individual for U.S. federal tax purposes, and (b) the highest single combined rate (expressed as a percentage) of U.S. federal, state and local income taxation that would be applicable to any Member that is subject to tax as a corporation for U.S. federal tax purposes, in each case on allocations of income to such Member and not taking into account any additional tax that could be imposed on distributions, deemed distributions, or dividend equivalent amounts, and in each case assuming that such Member is resident in New York City and that in case of an individual state taxes are not deductible for federal income tax purposes; provided that the Board may establish any alternative rate. Each Member shall be subject to the same Tax Rate; provided that for any Fiscal Year the Board may permit the use of different Tax Rates for the Members (e.g., to take into account whether a Member (or its direct and indirect owners) is subject to tax as an individual or corporation for U.S. federal tax purposes). The Tax Rate shall take into consideration the nature of the income being allocated to the Members, such as whether such income is capital gain, qualified dividends or ordinary income.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Units" means the limited liability company interests issued by the Company to the Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

"Unit Equivalents" means (a) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, (b) any option, warrant or other right to subscribe for, purchase or acquire Units, (c) any equity interest appreciation rights, phantom equity interests or phantom equity interest rights, contingent interest or other similar rights relating to the Company or (d) any equity or equity-linked securities of the Company or issuable with respect to the equity interests of the Company or any securities referred to in clauses (a)-(c) above in connection with a combination of equity interests, recapitalization, exchange, merger, consolidation or other reorganization.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	Section
Additional Indemnitor	7.2(d)
Additional Units	5.2
Agreement	preamble
BBA	9.4
Board	6.6(a)
Capital Account	5.3
CEO	6.7(b)
Certificate of Formation	recitals
Chairman of the Board	6.6(c)
Company	preamble
Covered Person	7.1(a)
Director	6.6(a)
Effective Date	preamble
Forfeiture Allocations	8.2(f)
FINRA	3.2
Fiscal Year	12.1
Holdco	recitals
Holdco LLC Agreement	3.1
Losses	7.2(a)
Misallocated Item	8.5
Officers	6.7(a)
Original Effective Date	recitals
Original LLC Agreement	recitals
Partnership Audit Rules	12.2(b)
Partnership Representative	12.2(b)
Regulator	11.3(b)
Regulatory Allocations	8.2(d)
Regulatory Capital Contribution	5.1(b)
Shortfall Amount	9.3
Tax Advances	9.3
Taxing Authority	9.4
Unallocated Item	8.5
Withholding Advances	9.4

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

Article II
Organization

2.1 Restatement; Agreement; Inconsistencies with Applicable Law.

(a) This Agreement amends and restates the Original LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" of the Company within the meaning of the Act.

(b) This Agreement shall govern the relationship of the Company and the Members following the Effective Date. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MEMX Execution Services LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Board from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 111 Town Square Place, Suite 520, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Board from time to time) and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without of the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of said Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Member shall own such Property in an individual capacity. No Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's capital contribution or to receive Distributions from the Company.

Article III
Purpose; Powers

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company is limited to (a) providing broker-dealer and other services to MEMX LLC and MX2 LLC, each an Affiliate of the Member, (b) providing any additional service or engaging in any other business or activity that, in each case, has been approved by the Board and by Holdco in accordance with the Fourth Amended and Restated Limited Liability Company Agreement of Holdco (as may be amended from time to time) (the "Holdco LLC Agreement"), and (c) any and all activities necessary or incidental to the foregoing, in each case so long as the Company may lawfully engage in such business or activity.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to apply for registration as a broker-dealer with the Securities and Exchange Commission and apply for membership with the Financial Industry Regulatory Authority ("FINRA") and other SROs, (c) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clause (a) or (b), (d) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (e) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (f) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (g) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (h) to bring, defend and compromise actions, in its own name, at law or in equity and (i) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Article IV
The Units

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement; provided, however, that Units shall not have any voting rights under this Agreement or the Act. The Company is authorized to issue 1,000 Units plus any additional Units the issuance of which is authorized by the Board.

(ii) The number of Units held by, and Percentage Interest of, each Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) The Board may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Board may determine, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement. The Members hereby agree that if an additional class of Units is authorized by the Board pursuant to this Section 4.1(b), the Members shall in good faith agree upon appropriate amendments to this Agreement to provide for such class of Units.

Article V
Contributions of Members; Capital Accounts

5.1 Capital Contributions.

(a) A Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Member.

(b) Notwithstanding the provisions of Section 3.1(a), if the Financial and Operations Principal of the Company determines that additional capital contributions are necessary or advisable to maintain the Regulatory Capital of the Company (each such capital contribution, a "Regulatory Capital Contribution"), Holdco shall, within the time period required by Applicable Law, including FINRA requirements, make such Regulatory Capital Contribution. Regulatory Capital Contributions may be made in cash, marketable securities or other property that shall satisfy regulatory capital requirements under Applicable Law.

5.2 Additional Units. If a Member makes a capital contribution to the Company as set forth in Section 5.1(a), the Board shall determine whether such Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Board determines to issue Additional Units to a Member as set forth in the previous sentence, the Board shall determine the number of Additional Units that shall be so issued to such Member and shall promptly issue such Additional Units to such Member. The respective Percentage Interests of each Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Board shall amend Schedule 1 to amend the number of Units held by each Member and the new Percentage Interest held by each Member.

5.3 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "Capital Account") on its books and records in accordance with this Section 5.3.

(a) Each Capital Account shall be established and maintained in accordance with the following provisions.

(b) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's capital contributions, including such Member's initial capital contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article VIII; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(c) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to Article IX and Section 14.3;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VIII; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

5.4 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 8.4, shall receive allocations and Distributions pursuant to Article VIII, Article IX and Article XIV in respect of such Units.

5.5 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any capital contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

5.6 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its capital contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

5.7 Treatment of Loans From Members. Loans by any Member to the Company shall not be considered capital contributions and shall not affect the maintenance of such Member's Capital Account.

5.8 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

Article VI
Members; Board of Directors; Governance

6.1 Limited Liability.

(a) To the maximum extent permitted by the Act and under other Applicable Law, no Member or its Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries or other Members by reason of being a Member, regardless of whether that liability or obligation arises in contract, tort or otherwise. No Member or its Affiliates shall have any responsibility to restore any negative balance in its capital account, if any, or to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 9.1).

(b) To the maximum extent permitted by the Act and under other Applicable Law, no Member shall have any fiduciary or other duty to another Member or its respective Affiliates, the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Admission of New Members. A Person may be admitted as a new Member as follows, subject to Applicable Laws:

(a) pursuant to a Transfer permitted by Article XIII; or

(b) as determined by the Board.

6.3 Record of Members. The Board shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Members, which shall reflect the name of each Member and the number of Units and the Percentage Interest then held by such Member.

6.4 Cessation of Status as Member. No Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in Section 18-304 of the Act. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

6.5 Limitations on Member Authority.

(a) Except as otherwise expressly provided herein, Members in their capacity as such shall not have meetings or voting rights with respect to any matter whatsoever. The management of the Company shall be vested in the Board and the duly authorized Officers of the Company as set forth herein. For the avoidance of doubt, Members shall be specifically denied any and all management rights under this Agreement and the Act.

(b) None of the Units shall confer any rights on the Members (in their capacity as such) to participate in the control and management of the business of the Company or any Subsidiary of the Company. No Member in its capacity as such shall have any power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose.

6.6 Board of Directors.

(a) The business and affairs of the Company shall be managed by a board of directors (the "Board") that shall be comprised of natural Persons (each such Person, a "Director"). Subject to (i) any non-waivable provisions of Applicable Law, (ii) compliance with any provisions of this Agreement requiring the approval of the Members and (iii) the provisions of the Holdco LLC Agreement which require approval of the board of directors of Holdco with respect to certain matters related to the Company, the Board shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Company may only act and bind itself through the actions of the Board or through the actions of agents, Officers and employees of the Company if and to the extent authorized by the Board in accordance with the provisions of this Agreement. Each Director shall constitute a "manager" of the Company as such term is defined in Section 18-101 of the Act.

(b) The Directors shall be appointed by the Majority Vote of the Members. The number of Directors that will comprise the entire Board shall be fixed from time to time by the Members, but in no instance shall there be less than one (1) Director. The Board shall initially consist of three (3) Directors, who shall each have one (1) vote. Jonathan Kellner, Quito Zuba and Lauren Strathman shall serve as the initial Directors. Directors shall serve until their death, incapacity, removal or earlier resignation. Directors may be removed with or without cause by a Majority Vote of the Members.

(c) The Board shall select the chairman of the Board (the "Chairman of the Board") from time to time. The Chairman of the Board shall preside at all meetings of the Board, and shall perform such other duties as the Board may from time to time determine. The initial Chairman of the Board shall be Jonathan Kellner.

(d) Meetings of the Board may be called at any time by the CEO, the Chairman of the Board, or any two Directors, on two (2) days' written notice to each Director, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Meetings of the Board may be held either within or without the State of Delaware, and any Director shall be permitted to attend any meeting of the Board in person or by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear and communicate with each other. The presence, either in person or through such other means, of at least a majority of the Directors by reference to the aggregate number of votes of the Directors, shall constitute a quorum for the transaction of business at any meeting of the Board.

(e) All actions requiring the approval of the Board shall require a Majority Vote, whether or not so specified in this Agreement.

(f) Notwithstanding anything herein to the contrary, any action of the Board may be taken without a meeting if a written consent (including via email communication) of all of the Directors then constituting the Board approves such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware. For purposes of the foregoing, an action shall be deemed to have been taken in writing via email communication if (i) an email communication is sent by the CEO or Chairman of the Board to all Directors entitled to vote on the matter at issue clearly specifying the action to be taken and clearly stating that an email response to such email shall be deemed to be an email communication for purposes of this Section 6.6(f), (ii) the number of Directors required to approve the matter at issue respond to the CEO's or the Chairman of the Board's email with an unambiguous approval of such matter, and (iii) the CEO's or Chairman of the Board's email and all such responses are filed with the minutes of the meetings of Directors.

(g) The Company may reimburse the Directors for all reasonable, actually incurred out-of-pocket costs and expenses incurred by them on behalf of the Company.

(h) Each Director shall have all fiduciary duties, including without limitation a duty of loyalty and care as if he or she were a director of a business corporation organized under the General Corporation Law of the State of Delaware.

(i) The Directors shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any acts performed or omitted within the scope of his, her or its authority other than acts or omissions that involve bad faith, fraud or willful misconduct.

6.7 Officers.

(a) The Board shall appoint such officers of the Company ("Officers") and agents of the Company (i) as required by FINRA and such other SROs as the Company may be a member of and (ii) as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (i) required by Applicable Law, including FINRA and other applicable SRO requirements, and (ii) the Board shall from time to time determine, as applicable.

(b) Subject to the Board's oversight, the Chief Executive Officer of the Company (the "CEO") shall be an Officer and shall be responsible for the day-to-day management of the business of the Company with respect to such duties and rights as are delegated to the CEO by the Board, and the CEO shall see that all orders and resolutions of the Board are carried into effect.

(c) The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Board not inconsistent with this Agreement and Applicable Law, including FINRA and other applicable SRO requirements, are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

(d) The CEO or the individual designated by the Company as the executive representative may notify FINRA and any other applicable SRO concerning any changes in the identity of the Officers of the Company required by FINRA and any other applicable SRO.

(e) Except to the extent otherwise provided herein, each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

(f) Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Board, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

Article VII
Exculpation and Indemnification

7.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each director, officer, employee, manager, agent or representative of the Company or any Subsidiary of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another manager; (ii) one or more directors, officers, managers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

7.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.2, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 7.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Indemnitor of First Resort. The Company and each Member hereby acknowledges that one or more of the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by Holdco or an Affiliate of the Company (each, an "Additional Indemnitor"). The Company and each Member hereby agrees that, with respect to any such Covered Person (in his, her or its capacity as such), the Company (i) is, relative to each Additional Indemnitor, the indemnitor of first resort (*i.e.*, its obligations to the applicable Covered Person (in his, her or its capacity as such) under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Covered Person (in his, her or its capacity as such) may have against any Additional Indemnitor, and (iii) irrevocably waives, relinquishes and releases any such Additional Indemnitor from any and all claims against such Additional Indemnitor for contribution, subrogation or any other recovery of any kind in respect thereof.

(e) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.2 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(g) Savings Clause. If this Section 7.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.2 to the fullest extent permitted by any applicable portion of this Section 7.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) Amendment. The provisions of this Section 7.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

7.3 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

Article VIII
Allocations

8.1 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income or Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 8.2 and Section 8.5, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 14.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 14.3(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

8.2 Regulatory and Special Allocations. Notwithstanding the provisions of Section 8.1:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 8.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 8.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 8.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VIII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(e) The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss shall be made in accordance with Proposed Treasury Regulation Section 1.704-1(b)(4)(xii)(c) or any successor provision or guidance.

8.3 Tax Allocations.

(a) Subject to Section 8.3(b) through Section 8.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 8.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

8.4 Allocation in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article XIII, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

8.5 Curative Allocations. In the event that the Board determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article VIII (an "Unallocated Item"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "Misallocated Item"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; provided, that no such allocation shall be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and provided, further, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

Article IX
Distributions

9.1 Current Distributions. The Company shall distribute cash or property to the Members in accordance with their Percentage Interests, at such times and as of such record dates as the Board shall determine, unless the Distribution is a liquidating distribution, which shall be made in the manner set out in Section 14.3.

9.2 Limitations. The Company shall not make a Distribution to any Member on account of its interest in the Company if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law.

9.3 Tax Advances. At least fifteen (15) calendar days prior to the end of each fiscal quarter, the Company shall make advances ("Tax Advances") to the Members so that each Member shall have received Tax Advances equal to such Member's Tax Amount for such fiscal quarter (or, in the event that Net Available Cash is less than the total required Tax Advances for such fiscal quarter, the Company shall distribute the Net Available Cash pro rata among the Members in proportion to such required Tax Advances for such fiscal quarter). If after the end of any Fiscal Year it is determined that a Member's Tax

Amount for the Fiscal Year exceeds the sum of the cumulative Tax Advances made to the Member hereunder and the Distributions made to such Member under Section 9.1, if any, for such Fiscal Year (any such excess, a "Shortfall Amount"), then the Company shall, on or before March 15 of the following Fiscal Year, make an additional Tax Advance to the Members of their respective Shortfall Amounts. If the aggregate Tax Advances to any Member pursuant to this Section 9.3 for a Fiscal Year exceed the Member's Tax Amount for such Fiscal Year, such excess shall be deducted when calculating the Tax Advances to be made to such Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Advances to a Member shall be treated as advances against any subsequent Distributions to be made to such Member under Sections 9.1, 9.3, or 14.3 and shall be repaid by reducing the amount of the next succeeding Distribution to such Member under Sections 9.1, 9.3, or 14.3. If any Distributions to a Member provided for in Sections 9.1, 9.3, or 14.3 are reduced pursuant to the preceding sentence, for all other purposes of this Agreement, such Member shall be treated as having received all Distributions without taking into account such reduction, and the Member shall be treated as having repaid to the Company the Tax Advance.

9.4 Withholding Advances. The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Board based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the Bipartisan Budget Act of 2015 as such provisions may be modified from time to time (the "BBA") and apportioned to a Member as determined by the Board in its reasonable discretion based on the advice of legal or tax counsel to the Company) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 9.4 shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account. The Board shall promptly notify a Member of any proposed Withholding Advances.

Article X
Tax Treatment of the Company

10.1 Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, the Company shall not take any action inconsistent with such treatment. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment.

Article XI
Books, Records and Accounting

11.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board, and in accordance with Applicable Law.

11.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.3 Inspection Rights; Regulatory Access and Supervision.

(a) Each Member shall have access to and the right, at its sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Member or any of its Affiliates, as applicable (such Governmental Authority, a "Regulator"), access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems as required by Applicable Law.

(c) Each Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in connection with the inspections pursuant to this Section 11.3 relating to such Member; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

11.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Members. Appropriate reserves may be determined and charged to the Members (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board.

Article XII
Tax Matters

12.1 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

12.2 Partnership Representative.

(a) For purposes of this Section 12.2, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the BBA.

(b) For so long as Holdco is a Member of the Company, the Person appointed by Holdco from time to time as its partnership representative shall serve as the Company's designated "partnership representative" within the meaning of Code Section 6223 (the "Partnership Representative"). The Partnership Representative and any "designated individual" within the meaning of Treasury Regulations Section 301.6223-1(b)(3)(ii) shall have sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws (the "Partnership Audit Rules"), subject to advice by the Company's tax advisors and approval by the Board of any material elections or decisions.

(c) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Partnership Representative shall, upon the instructions of the Board, cause the Company to make such election.

(d) If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative shall promptly notify the

Board upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Board, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226 or take any other action authorized by the Partnership Audit Rules. The Partnership Representative shall promptly notify each Member of any audit or contest relating to a tax return (or other tax matter) of the Company or any of its subsidiaries and shall use commercially reasonable efforts to keep each Member reasonably informed with respect to such audit or contest.

(e) If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Partnership Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions requested by the Partnership Representative; (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (ii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment, shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith based on the advice of legal or tax counsel to the Company and subject to approval of the Board) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year. Notwithstanding the foregoing, the Partnership Representative and the Company shall not (1) take any action that would cause a Member to be required to file amended tax returns in accordance with Code Section 6225(c)(2)(A) (or any similar provisions under state or local law), without the advance written consent of each such Member or (2) elect the alternative "pull-in" procedure in accordance with Section 6225(c)(2)(B) of the Code (or any similar provisions under state or local law) in accordance with Code Section 6225(c)(2)(B), without the advance written consent of the Members holding at least a majority of the outstanding Units.

(f) If any Subsidiary of the Company (i) pays any partnership adjustment under Code Section 6225, (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on such Subsidiary of the Company, or (iii) makes an election under Code Section 6226, the Partnership Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Sections 12.2(d)-(e) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(g) The obligations of each Member or former Member under this Section 12.2 shall survive the transfer or redemption by such Member of its Units and the termination of this Agreement or the dissolution of the Company.

12.3 Tax Returns. At the expense of the Company, the Board shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Subsidiaries of the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer shall cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year or the payment of such Person's taxes (including estimated taxes or a quarterly or other basis); provided, however, that if the Company is unable to provide such IRS Schedule K-1 to Form 1065 and such other information within ninety (90) days after the end of a Fiscal Year, the Company shall, within such time period, provide the Members with estimated information sufficient to permit the Members to file his, her or its U.S. federal and state income tax returns for such taxable year on an estimated basis, and thereafter the Company shall provide the Members with a final IRS Schedule K-1 to Form 1065 and such other information for such Fiscal Year as soon as such final IRS Schedule K-1 to Form 1065 and such other information is able to be prepared (provided that in no event shall such final IRS Schedule K-1 to Form 1065 and such other information be provided more than one hundred twenty (120) days after the end of a Fiscal Year).

Article XIII
Transfer Restrictions

13.1 Restriction on Transfers. Each Member may Transfer any and all of such Member's Units at any time to any Person; provided that such Member shall obtain written consent of the Board to such Transfer prior to the consummation of such Transfer. Notwithstanding the foregoing, a Member may not Transfer any Units to the extent such Transfer would result in (a) a violation of the Securities Act or any other Applicable Law, (b) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (c) the Company being required to register as an investment adviser under state or federal securities laws, or (d) the Company being treated as a corporation for U.S. federal income tax purposes.

13.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XIII, the Board shall amend Schedules 1, 2 and 3 to appropriately reflect such Transfer.

Article XIV
Term and Dissolution

14.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 14.2.

14.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Board;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Board. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

14.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows, subject to Applicable Law: (a) first, to creditors of the Company, including Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members, and (c) third to the Members in accordance with their Percentage Interests.

14.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIV, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

Article XV
General Provisions

15.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

15.2 Amendments. The terms and provisions of this Agreement may be modified or amended at any time by the prior written consent of Holdco; provided, however that (a) any amendment to the Agreement that materially and adversely affects the material rights of any Member disproportionately to the other Members shall also require the prior written consent of such affected Member, which consent shall not be unreasonably withheld or delayed and (b) the Board may amend Schedules 1, 2 and 3 from time to time so as to accurately reflect the information contained thereon upon (i) the admission of a new Member, (ii) the withdrawal of a Member, (iii) any change in the number or class of Units owned by a Member, (iv) any change in the address of a Member as the Company is notified by such Member, (v) any change in the address of the principal office of the Company, (vi) issuance of Additional Units and (vii) any change in a Percentage Interest of a Member.

15.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

15.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 3, as applicable, (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.4).

15.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

15.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) **EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

15.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 15.4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

15.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

15.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

15.10 Survival. The provisions of Sections 6.1, 6.6(g) (as it relates to any expenses incurred prior to the termination of this Agreement), 6.6(h), 6.6(i), 6.7(e), 10.3, 10.4 and Article IX (as it relates to any actions taken prior to the termination of this Agreement), Article XII and this Article XV shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Members shall cease upon the termination of this Agreement.

15.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XIII.

15.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

15.13 Third Party Beneficiaries. Except for the rights of Covered Persons pursuant to Article VIII of this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

15.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request

15.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMX HOLDINGS LLC

By:____________________________________
Name: Jonathan Kellner
Title: Chief Executive Officer

MEMX SUBCO LLC

by its Managing Member, MEMX HOLDINGS LLC

By:____________________________________
Name: Jonathan Kellner
Title: Chief Executive Officer

The undersigned, MEMX Execution Services LLC, hereby agrees to perform and abide by all the provisions of this Second Amended and Restated Limited Liability Company Agreement to be performed by or which are applicable to it.

MEMX EXECUTION SERVICES LLC

By:______________________________________
Name: Jonathan Kellner
Title: Chief Executive Officer

Schedule 1

Members, Number of Units and Percentage Interests as of the Effective Date

Name of Member	Number of Units	Percentage Interest
MEMX Holdings LLC	995	99.5%
MEMX SubCo LLC	5	0.5%
Total:	**1,000**	**100%**

Schedule 2

Addresses of Members for Notices

Holdco:

MEMX Holdings LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner
Email: jkellner@memx.com

MEMX SubCo:

MEMX SubCo LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner
Email: jkellner@memx.com

Schedule 3

Principal Office of the Company

Notices to the Company should be provided to:

MEMX Execution Services LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner
Email: jkellner@memx.com

EXECUTION VERSION

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MX2 LLC

Dated as of April 28, 2025

TABLE OF CONTENTS

Page

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF MX2 LLC

This First Amended and Restated Limited Liability Company Agreement (as may be amended, restated or supplemented from time to time, the "Agreement") of MX2 LLC, a Delaware limited liability company (the "Company"), is made and entered into as of April 28, 2025 (the "Effective Date") by and among the Persons set forth on Schedule 1.

RECITALS

WHEREAS, on June 1, 2023, MEMX Holdings LLC, a Delaware limited liability company ("Holdco"), formed the Company as a Delaware limited liability company by filing a Certificate of Formation for the Company (as may be amended, restated or supplemented from time to time, the "Certificate of Formation") with the Secretary of State of the State of Delaware; and

WHEREAS, on May 31, 2024 (the "Original Effective Date"), Holdco entered into a Limited Liability Company Agreement of the Company effective as of the Original Effective Date (the "Original LLC Agreement"); and

WHEREAS, Holdco desires to amend and restate the Original LLC Agreement as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINED TERMS

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term "Affiliated" shall have a correlative meaning.

"Applicable Law" means, with respect to any Person, any and all (a) federal, territorial, state, local and foreign laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any federal, territorial, state, local or foreign laws, ordinances or regulations, (c) rules of an SRO (including the rules of any national securities exchange or foreign equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States of America, or of any state, local, foreign, or multinational government, or any government of any possession or territory of the United States of America, or any subdivision, agency, commission, office or authority of any of the foregoing, in the case of each of the foregoing clauses (a)-(d), applicable to such Person or its business or properties.

"Bankruptcy" shall have the meaning ascribed thereto in Section 18-304 of the Act.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. Section 101 et seq., as amended and in effect from time to time, and any successor statute.

"Board" means the Board of Directors of the Company.

"broker" shall have the same meaning as in Section 3(a)(4) of the Exchange Act.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Code" means the Internal Revenue Code of 1986, as amended.

"Combination" means a Nominating Investor Holdco Member merging, consolidating or otherwise combining with, obtaining Control over, or becoming Affiliated with, another Nominating Investor Holdco Member.

"Committee" means any committee of the Board provided for, or established pursuant to, this Agreement.

"Company Members" means, as of the Effective Date, Holdco, and where applicable following the Effective Date, any other Person that may become a member of the Company in accordance with the provisions of this Agreement, but does not include any Person who has ceased to be a member of the Company in accordance with this Agreement or for any other reason.

"Control" means (a) the ownership, directly or indirectly, of fifty percent (50%) or more of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person of which it owns, directly or indirectly, a majority of the ownership or voting interests.

"day" means calendar day.

"dealer" shall have the same meaning as in Section 3(a)(5) of the Exchange Act.

"Distribution" means any dividend or distribution made by the Company to a Company Member, whether in cash, property or equity securities (including as a result of a stock split or split-up) and whether an operating distribution, liquidating distribution, redemption, repurchase (subject to the proviso below) or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Company Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Company Member in such Company Member's capacity as a Director, Officer, employee, consultant or other service provider of the Company for the Company or a Company Subsidiary, if and only if, in the case of the foregoing clauses (a)-(d), such actions are approved as set forth herein. "Distribute" when used as a verb and "Distributive" when used as an adjective shall have correlative meanings.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Exchange" means the national securities exchange operated by the Company.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute, and the applicable rules and regulations promulgated thereunder.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not an equity holder of the Company by reason of being an Exchange Member. An Exchange Member shall have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Exchange Act.

"Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Exchange Act.

"Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

"GAAP" means United States generally accepted accounting principles in effect from time to time and as applied on a consistent basis with past practices.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any SRO or other self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

"Holdco LLC Agreement" means the Limited Liability Company Agreement of Holdco as may be amended from time to time.

"Holdco Units" shall have the meaning given to the term "Units" in the Holdco LLC Agreement.

"Holdco Class A Units" shall have the meaning given to the term "Class A Units" in the Holdco LLC Agreement.

"Holdco Class C Units" shall have the meaning given to the term "Class C Units" in the Holdco LLC Agreement.

"Holdco Class D Units" shall have the meaning given to the term "Class D Units" in the Holdco LLC Agreement.

"Independent Committee Member" means a member of any Committee who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member, other than as member of such Committee. The term "Independent Committee Member" may but is not required to refer to an Independent Director who serves on a Committee; provided, however, that an individual who otherwise qualifies as an Independent

Committee Member shall not be disqualified from serving in such capacity solely because such individual is an Independent Director of the Company or, if applicable, an independent director of Holdco or MEMX LLC.

"Independent Director" means a Director who has no material relationship with the Company or any Affiliate of the Company, or any Exchange Member or any Affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company, Holdco or MEMX LLC.

"Industry Committee or Panel Member" means a member of any Committee or hearing panel who (a) is or has served during the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (b) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (c) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (d) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (e) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (f) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

"Industry Director" means a Director who (a) is or has served in the prior three (3) years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (b) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent (10%) of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent (5%) of the gross revenues received by the consolidated entity; (c) owns more than five percent (5%) of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent (10%) of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (d) provides professional services to brokers or dealers, and such services constitute twenty percent (20%) or more of the professional revenues received by the Director or twenty percent (20%) or more of the gross revenues received by the Director's firm or partnership; (e) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns fifty percent (50%) or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute twenty percent (20%) or more of the professional revenues received by the Director or member or twenty percent (20%) or more of the gross revenues received by the Director's or member's firm or partnership; or (f) has a consulting or employment relationship with or provides professional services to the Company or any Affiliate thereof or has had any such relationship or provided any such services at any time within the prior three (3) years.

"Investor Director" means a Director who has been nominated by a Nominating Investor Holdco Member.

"Investor Holdco Member" means a member of Holdco, in its capacity as such, together with its Affiliates that hold Holdco Units, which satisfies the criteria for being eligible to nominate a director of Holdco (regardless of whether such member of Holdco has actually nominated such director of Holdco). For the sake of clarity, such member of Holdco and such Affiliates that hold Holdco Units shall be considered a single Investor Holdco Member.

"List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is to be submitted to Exchange Members for the final selection of nominees to be elected by Holdco to serve as Member Representative Directors.

"Member Nominating Committee" means the Member Nominating Committee elected pursuant to this Agreement.

"Member Representative Director" means a Director who has been appointed as such to the initial Board pursuant to Section 7.4, or elected by Holdco after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to this Agreement and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Unitholder Exchange Member.

"Member Representative Committee or Panel Member" means a member of any Committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Unitholder Exchange Member.

"Nominating Committee" means the Nominating Committee elected pursuant to this Agreement.

"Nominating Investor Holdco Member" means an Investor Holdco Member which has the right (but not the obligation) to nominate an Investor Director pursuant to Section 8.18 of the Holdco LLC Agreement.

"Nomination Threshold" means the minimum number of units of Holdco Class A Units that an Investor Holdco Member must hold in order to have the right to nominate a Director pursuant to Section 8.18(f) of the Holdco LLC Agreement.

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Non-Industry Director" means a Director who is (a) an Independent Director; or (b) any other individual who would not be an Industry Director.

"Non-Industry Committee Member" means a member of any Committee who is (a) an Independent Committee Member; or (b) any other individual who would not be an Industry Committee or Panel Member.

"Observer Threshold" means the minimum number of units of Holdco Class A Units, Holdco Class C Units and/or Holdco Class D Units that an Investor Holdco Member must hold in order to have the right to appoint a Board Observer pursuant to Section 8.18(g) of the Holdco LLC Agreement.

"Observing Investor Holdco Member" means each Investor Holdco Member which has the right (but not the obligation) to appoint a Board Observer pursuant to Section 8.18 of the Holdco LLC Agreement.

"Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority.

"Percentage Interest" means, with respect to a Company Member, the ratio of the number of Units held by such Company Member to the total of all then issued and outstanding Units, expressed as a percentage.

"Person" means any natural person, partnership, corporation, association, trust, limited liability company, Governmental Authority, joint venture, unincorporated organization, political subdivision, or any other entity.

"person associated with an Exchange Member" means (a) any partner, officer, or director of an Exchange Member (or any other Person occupying a similar status or performing similar functions), (b) any Person directly or indirectly Controlling, Controlled by, or under common Control with such Exchange Member, or (c) any employee of such Exchange Member; provided that any person associated with an Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of this Agreement.

"Property" means all real and personal property contributed to or acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

"Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the Company Members and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

"registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the SEC under the Exchange Act.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

"SEC" means the U.S. Securities and Exchange Commission and any successor thereto.

"Securities Act" means the U.S. Securities Act of 1933, as amended and in effect from time to time, and any successor statute and the applicable rules and regulations promulgated thereunder.

"SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Exchange Act.

"Subsidiary" means, in respect of any Person (the "parent"), any other Person which is Controlled by such parent.

"Transfer" means, (a) when used as a verb, to sell, transfer, assign, encumber, pledge, hypothecate, grant any right, option, profit participation or other interest in, or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (b) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance, pledge, hypothecation, grant of any right, option, profit participation or other interest, or other disposition by operation of law or otherwise. The term "Transferee" shall have a correlative meaning.

"Unitholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

"Unit Equivalents" means (a) any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, (b) any option, warrant or other right to subscribe for, purchase or acquire Units, (c) any equity interest appreciation rights, phantom equity interests or phantom equity interest rights, contingent interest or other similar rights relating to the Company or (d) any equity or equity-linked securities of the Company or issuable with respect to the equity interests of the Company or any securities referred to in clauses (a)-(c) above in connection with a combination of equity interests, recapitalization, exchange, merger, consolidation or other reorganization.

"Units" means the limited liability company interests issued by the Company to the Company Members and, where applicable, having the powers, preferences, priorities and rights and the qualifications, limitations and restrictions set forth in this Agreement. For the sake of clarity, the Units shall constitute the "limited liability company interests" of the Company for all purposes of, and within the meaning set forth in, the Act and shall represent interests in ownership, profits and losses of the Company.

1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below.

Term	Section
Additional Units	5.2(b)
Affiliated Institution	10.2(f)
Agreement	preamble
Approval Date	17.5
Board Observer	7.3(c)(ix)
CEO	9.1
Certificate of Formation	recitals
Chairman of the Board	7.8
Company	preamble
Covered Person	10.1(a)
Director	7.1
Directors and Observers Schedule	7.3(g)
Effective Date	preamble
Fiscal Year	14.1
Holdco	recitals
Investor Director Nomination Rotation	7.3(c)(i)
Losses	10.2(a)
Nominating Transferee	7.3(d)(iii)
Nomination Waiver	7.3(c)(iv)
Officers	9.1
Operational Date	17.5
Original Effective Date	recitals

Original LLC Agreement	recitals
Petition Candidate	7.4(c)
Regulator	13.3(b)
Secretary	9.1

1.3 Rules of Construction. The definitions in this Article I shall apply equally to both the singular and plural forms of the terms defined. Unless the context requires otherwise, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context requires otherwise. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein, and the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole, including all Schedules, and not to any particular provision of this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." References to a Person are also to its permitted successors and permitted assigns. Except as otherwise expressly provided herein, any agreement, instrument or statute referred to herein means such agreement, instrument or statute as it may be amended, modified, supplemented or restated from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references.

1.4 Effectiveness. This Agreement shall take effect from the Effective Date and shall continue until terminated.

ARTICLE II
ORGANIZATION

2.1 Agreement; Inconsistencies with Applicable Law. This Agreement amends and restates the Original LLC Agreement in its entirety. From and after the Effective Date, this Agreement constitutes the "limited liability company agreement" (as that term is used in the Act) of the Company. In the event of any conflict between the terms of this Agreement and the Act, the terms of this Agreement shall govern to the greatest extent permitted by Applicable Law. If any provision of this Agreement is prohibited or ineffective under Applicable Law, this Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under Applicable Law.

2.2 Name. The name of the Company shall be MX2 LLC. However, the business of the Company may be conducted, upon compliance with all Applicable Laws, under any other name selected by the Board from time to time. The Board shall give prompt notice to the Company Members of any change to the name of the Company.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered office named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by Applicable Law. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and Applicable Law. The principal office of the Company as of the Effective Date is at 525 Washington Blvd., Suite 300, Jersey City, NJ 07310 (and shall thereafter be at such principal office as determined by the Board from time to time) and the Company shall, in accordance with Section 13.1, maintain there the records required to be maintained under Section

18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Company shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code.

2.5 Interest of Company Members; Property of Company. Units held by a Company Member shall be personal property of said Company Member for all purposes. All Property owned by the Company shall be deemed Property of the Company that is owned by the Company as an entity, and no Company Member shall own such Property in an individual capacity. No Company Member shall be entitled to interest on or with respect to any capital contribution. Except as provided in this Agreement, no Company Member shall be entitled to withdraw any part of such Company Member's capital contribution or to receive Distributions from the Company.

ARTICLE III
PURPOSE; POWERS

3.1 Purpose. Subject to the provisions of this Agreement, the object and purpose of, and the nature of the business to be conducted and promoted by, the Company is limited to (a) operating a national securities exchange for the trading of securities, (b) providing any additional service or engaging in any other business or activity that, in each case, has been approved by Holdco in accordance with the Holdco LLC Agreement and the SEC, as applicable, and (c) any and all activities necessary or incidental to the foregoing, in each case so long as the Company may lawfully engage in such business or activity.

3.2 Powers of the Company. The Company shall possess the power to do anything not prohibited by the Act, by other Applicable Law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in this Article III, (b) to obtain and maintain the Company's registration as a national securities exchange with the SEC, (c) to make, perform and enter into any contract, commitment, activity or agreement relating to the matters referred to in clauses (a) and (b), (d) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account, (e) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company, (f) to borrow funds, issue evidence of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, (g) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons as necessary or appropriate to carry out the business and affairs of the Company, and to pay fees, expenses, salaries, wages and other compensation to such Persons, (h) to bring, defend and compromise actions, in its own name, at law or in equity and (i) to take all actions and do all things necessary or advisable or incidental to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

ARTICLE IV
THE UNITS

4.1 Units; Additional Classes of Units.

(a) (i) The Company's equity interests shall be represented by Units. Units shall have all obligations, rights, and privileges as are specifically provided in this Agreement;

provided, however, that Units shall not have any voting rights under this Agreement or the Act (it being understood that Holdco, in its capacity as a Company Member, shall have the rights set forth in Sections 6.3(a) and 6.4). The Company is authorized to issue, and has issued, 1,000 Units.

(ii) The number of Units held by, and Percentage Interest of, each Company Member, is set forth on Schedule 1, as amended from time to time in accordance with this Agreement.

(b) Subject to approval of Holdco, the Board may authorize additional classes of Units which shall have such obligations, rights, and privileges as the Board may determine and which shall be set forth in this Agreement, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to such class or classes of Units, subject, in each case, to the provisions of this Agreement.

ARTICLE V
CONTRIBUTIONS OF COMPANY MEMBERS

5.1 Initial Holdco Capital Contribution. As of the Effective Date, Holdco has contributed $5,000,000 to the Company.

5.2 Additional Capital Contributions and Units.

(a) A Company Member may make capital contributions to the Company at such times, in such manner and in such amounts as such Company Member may elect. The value assigned to any capital contribution shall be equal to the amount of cash and, if applicable, the fair market value of all other assets, services and/or properties contributed by the applicable Company Member.

(b) If a Company Member makes a capital contribution to the Company as set forth in Section 5.2(a), the Board shall determine whether such Company Member shall receive any Units (the "Additional Units") as a result of such capital contribution. If the Board determines to issue Additional Units to a Company Member as set forth in the previous sentence, the Board shall determine the number of Additional Units that shall be so issued to such Company Member and shall promptly issue such Additional Units to such Company Member. The respective Percentage Interests of each Company Member shall be adjusted to account for such issuance of Additional Units. Promptly following the date of such issuance, the Company shall amend Schedule 1 to reflect the number of Units held by each Company Member and the new Percentage Interest held by each Company Member.

5.3 No Other Beneficiaries. The provisions of this Agreement, including this Article V, are intended to benefit the Company Members and, to the fullest extent permitted by Applicable Law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the Company Members shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

ARTICLE VI
COMPANY MEMBERS

6.1 Limited Liability.

(a) No Personal Liability. To the maximum extent permitted by the Act and under other Applicable Law, none of any Company Member, any Investor Holdco Member, or any of their respective Affiliates shall be personally liable for any debt, obligation, or liability of the Company or any of its Subsidiaries by reason of being a Company Member, an Investor Holdco Member, or an Affiliate of any of the foregoing, as applicable, regardless of whether that liability or obligation arises in contract, tort or otherwise. None of any Company Member, any Investor Holdco Member, or any of their respective Affiliates shall have any responsibility to contribute to or in respect of the liabilities or obligations of the Company or of any of its Subsidiaries or return Distributions made by the Company not in error (or in accordance with the provisions of this Agreement, including Section 11.1).

(b) No Other Duty. To the maximum extent permitted by the Act and under other Applicable Law, none of the Company Members, any Investor Holdco Member, or any of their respective Affiliates (in each case, in their capacity as such) shall have any fiduciary or other duty to the Company, any of its Subsidiaries or any other Person with respect to the business and affairs of the Company or of any of its Subsidiaries.

6.2 Cessation of Status as Company Member. No Company Member shall have the right or power to resign, withdraw or retire from the Company except in compliance with the provisions of this Agreement. A Company Member shall not cease to be a member of the Company as a result of the Bankruptcy of such Company Member or as a result of any other events specified in Section 18-304 of the Act.

6.3 Limitations on Company Member Authority.

(a) Holdco Approval Rights. Holdco (in its capacity as a Company Member) shall have the approval rights with respect to any matter as set forth in the Holdco LLC Agreement. Subject to such approval rights, the management of the Company shall be vested in the Board and the duly authorized Officers as set forth herein.

(b) Company Member Management Rights. None of the Units shall confer any rights on any Company Member (in its capacity as such) to participate in the management of the business of the Company or any Subsidiary of the Company. No Company Member (in its capacity as such) shall have power or authority to bind, to act or purport to act on behalf of the Company or any Subsidiary of the Company in any manner or to pledge the Company's credit or to render the Company liable for any purpose.

6.4 Company Members Meetings; Election of Directors by Holdco.

(a) Annual Meetings. The annual meeting of the Company Members shall be held at such place and time as determined by the Board for the purpose of electing Directors, members of the Nominating Committee and members of the Member Nominating Committee. At such a meeting, the individuals nominated as Directors, members of the Nominating Committee and members of the Member Nominating Committee shall be elected as such by Holdco in accordance with the provisions of this Agreement. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given by the Secretary to the Company Members not less than ten (10) nor more than sixty (60) days before the date of such annual meeting. The first annual meeting of the Company Members shall be held within ninety (90) days after the Approval Date.

(b) Special Meetings. Special meetings of the Company Members for the purpose of electing Directors, members of the Nominating Committee or members of the Member Nominating Committee, may be called by the Chairman of the Board, the Board by majority vote or the CEO, and shall be called by the Secretary at the request in writing by Holdco. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given by the Secretary to the Company Members not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(c) Action Without Meeting. Any action upon which a vote of Holdco is required or permitted, may be taken without a meeting, without prior notice and without a vote. For such action to be taken without a meeting, a consent in writing, setting forth the action so taken, shall be signed by Holdco.

ARTICLE VII
THE BOARD

7.1 The Board. The Board shall be comprised of natural Persons (each such Person, a "Director") who shall be nominated and elected in accordance with the provisions of Section 7.4.

7.2 Authority of the Board.

(a) Business and Affairs of the Company. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement, including Section 6.3(a).

(b) Applicable Requirements. In connection with managing the business and affairs of the Company, the Board and each Director shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act, including, without limitation, the requirements that (i) the Exchange Rules shall be designed to protect investors and the public interest and (ii) the Exchange shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by the Exchange Members and persons associated with Exchange Members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act, and the Exchange Rules of the Exchange. In discharging his or her responsibilities as a Director or as an Officer or employee of the Company, each such Director, Officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and the Company pursuant to its regulatory authority.

(c) Evaluation of Proposals. In light of the unique nature of the Company and its operations and in light of the Company's status as an SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by Applicable Law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would (A) promote just and equitable principles of trade, (B) foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or (C) assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

7.3 Board Composition.

(a) Board Size. The exact number of members of the Board shall be determined by resolution adopted by the Board from time to time, and shall initially be set at ten (10) Directors, subject to the compositional requirements of the Board set forth in Section 7.3(b).

(b) Composition Requirements. At all times the Board shall consist of:

(i) one (1) Director who is the CEO of the Company, who shall be considered an Industry Director; and

(ii) a sufficient number of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

(A) the number of Non-Industry Directors shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors) elected pursuant to Section 7.4;

(B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

(C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

(D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

(c) Investor Directors and Investor Board Observers.

(i) Two (2) Investor Directors shall be nominated by Nominating Investor Holdco Members to the Board for one (1)-year terms pursuant to the rotation set forth in Section 8.18(c) of the Holdco LLC Agreement (the "Investor Director Nomination Rotation"); provided, however, that the terms of the first two (2) Investor Directors shall also include the period between date on which the Board is initially constituted and the first annual meeting of the Company Members.

(ii) The nominees of Nominating Investor Holdco Members which have the right to nominate Investor Directors as of the Effective Date shall be appointed to the Board by Holdco when the Board is initially constituted.

(iii) If at any time a Nominating Investor Holdco Member reaches its turn in the Investor Director Nomination Rotation, but already has (or an Affiliate thereof already has) a director, officer or employee serving on the Board (in a capacity other than as the designee of such Nominating Investor Holdco Member pursuant to this Section 7.3), such Nominating Investor Holdco Member may nominate such Investor Director upon the resignation or removal of such director, officer or employee from the Board.

(iv) A Nominating Investor Holdco Member may, at its election, give a revocable or an irrevocable notice of its waiver (the "Nomination Waiver") of its right to nominate an Investor Director when entitled to do so pursuant to this Article VII by delivering written notice to the Company in the form attached as Exhibit A hereto. Upon receiving any Nomination Waiver, the Company shall promptly (and no later than five (5) Business Days following receipt of such notice) notify the other Nominating Investor Holdco Members in writing. In connection with such Nomination Waiver, such Nominating Investor Holdco Member shall promptly (but no later than the next Business Day following the date of the Nomination Waiver) cause any Investor Director nominated by such Nominating Investor Holdco Member then serving on the Board (if applicable) to resign from the Board. If a Nominating Investor Holdco Member has given a revocable Nomination Waiver (but not an irrevocable Nomination Waiver), it may revoke such waiver in its sole discretion at any time by providing a written notice of such revocation to the Company (and a copy of such notice to Holdco), in which case such Nominating Investor Holdco Member will once again be eligible to nominate an Investor Director pursuant to this Section 7.3.

(v) In the event of a Combination of Nominating Investor Holdco Members:

(A) following such Combination, the surviving Affiliated group of Nominating Investor Holdco Members shall have the right to nominate one (1) Investor Director;

(B) if both applicable Nominating Investor Holdco Members then have their respective nominees serving on the Board at the time of the Combination, the surviving Affiliated group shall cause one (1) of such nominees to resign from the Board no later than the next Business Day following the date on which the Combination becomes effective;

(C) if such surviving Affiliated group does not cause an Investor Director to resign pursuant to Section 7.3(c)(v)(B), Holdco shall remove one (1) Investor Director at its option in the manner set forth in Section 7.6(a) on the following Business Day;

(D) if only one (1) of the applicable Nominating Investor Holdco Members has its respective Investor Director nominee serving on the Board at the time of the Combination, such Investor Director nominee shall remain on the Board (and, for the sake of clarity, the surviving Affiliated group shall take the place of the Nominating Investor Holdco Member which nominated such Investor Director nominee in the Investor Director Nomination Rotation) and the other applicable Nominating Investor Holdco Member shall be removed from the Investor Director Nomination Rotation; and

(E) if neither of the applicable Nominating Investor Holdco Members has its respective Investor Director nominee serving on the Board at the time of the Combination, then the Nominating Investor Holdco Member which then has a higher position in the Investor Director Nomination Rotation shall remain in the Investor Director Nomination Rotation (and, for the sake of clarity, the surviving Affiliated group shall take the place of such Nominating Investor Holdco Member in the Investor Director Nomination Rotation) and the other Nominating Investor Holdco Member shall be removed from the Investor Director Nomination Rotation.

(vi) If:

(A) as a result of operation of Section 7.3(c)(iv) or Section 7.3(d)(i), or as a result of a Combination, as applicable, the Company has only two (2) Nominating Investor Holdco Members which are eligible to nominate Investor Directors, such Nominating Investor Holdco Members shall nominate Investor Directors on an annual basis, unless and until the third (3rd) Nominating Investor Holdco Member is once again eligible to nominate an Investor Director, in which case the nominees of such two (2) Nominating Investor Holdco Members shall serve as Investor Directors until the next annual meeting of the Company Members, and, thereafter, the order in which the Nominating Investor Holdco Members nominate Investor Directors shall be determined in a manner set forth in Section 8.18(c) of the Holdco LLC Agreement;

(B) as a result of operation of Section 7.3(c)(iv) or Section 7.3(d)(i), or as a result of a Combination, as applicable, the Company has only one (1) Nominating Investor Holdco Member which is eligible to nominate an Investor Director, such Nominating Investor Holdco Member shall nominate one (1) Investor Director on an annual basis and the manner in which the second (2nd) Investor Director is be nominated shall be determined as set forth in Section 8.18(c) of the Holdco LLC Agreement. If thereafter another Nominating Investor Holdco Member is once again eligible to nominate an Investor Director, the provisions of Section 7.3(c)(vi)(A) shall apply; and

(C) as a result of operation of Section 7.3(c)(iv) or Section 7.3(d)(i), or as a result of a Combination, as applicable, the Company does not have any Nominating Investor Holdco Member which is eligible to nominate an Investor Director, the manner in which the Investor Directors are nominated shall be determined as set forth in Section 8.18(c)(iv) of the Holdco LLC Agreement. If thereafter one or more Nominating Investor Holdco Members are once again eligible to nominate an Investor Director, the provisions of Section 7.3(c)(vi)(A) or Section 7.3(c)(vi)(B), as applicable, shall apply.

(vii) Each Investor Director shall be considered an Industry Director.

(viii) For the sake of clarity, no Nominating Investor Holdco Member or an Affiliate thereof (taken as a whole) shall be entitled to nominate more than one (1) Director.

(ix) Each Observing Investor Holdco Member shall have the right, but not the obligation, to appoint one (1) observer to the Board (a "Board Observer"). The designees of the Observing Investor Holdco Members which have the right to appoint Board Observers as of the Effective Date shall be appointed when the Board is initially constituted. If an Observing Investor Holdco Member has the right to appoint a Board Observer but does not have an individual then serving as a Board Observer, such Observing Investor Holdco Member may appoint a Board Observer at any time by giving written notice to the Company (and a copy of such notice to Holdco). For the sake of clarity, if a Nominating Investor Holdco Member waives its right to nominate an Investor Director, such Nominating Investor Holdco Member retains its right to nominate a Board Observer.

(x) When a Nominating Investor Holdco Member reaches its turn in the Investor Director Nomination Rotation and its Investor Director nominee is elected to the Board pursuant to this Agreement and is seated as a Director, its Board Observer (if any) shall be deemed automatically removed from his or her position as such immediately upon such Investor Director being so seated and, for as long as such Nominating Investor Holdco Member's Investor Director nominee is serving as an Investor Director, such Nominating Investor Holdco Member shall have no right to have a Board Observer. As soon as practicable following the removal of the Investor Director nominated by such Nominating Investor Holdco Member from the Board, such Nominating Investor Holdco Member shall once again have the right to appoint a Board Observer.

(xi) The Board Observers shall have the right to participate in any discussions taking place at a meeting of the Board, but shall not have any rights to participate in the vote of the Board. The Board Observers shall have the right to receive copies of all notices, minutes, consents and other materials that the Company provides to Directors at the same time and in the same manner as the Company provides such materials to Directors; provided that the Board Observers shall agree in writing to hold in confidence all the information so provided; and provided, further that the Company reserves the right to withhold all or a portion of any such information from such Board Observer, and exclude any such Board Observer from any meeting or portion thereof, if the Company believes in good faith (and upon advice of counsel, which may be in-house counsel) that access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel, or result in disclosure of trade secrets or a conflict of interest.

(d) Ownership Requirements.

(i) Pursuant to Section 8.18(f) of the Holdco LLC Agreement, a Nominating Investor Holdco Member retains its right to participate in the Investor Director Nomination Rotation for so long as such Nominating Investor Holdco Member owns a number of Holdco Class A Units at least equal to the Nomination Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like). If a Nominating Investor Holdco Member which then has an Investor Director serving on the Board Transfers some or all of its Holdco Class A Units to a third party and such Transfer results in such Nominating Investor Holdco Member owning a number of Holdco Class A Units that is less than the Nomination Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like) then the Investor Director nominated by such Nominating Investor Holdco Member shall automatically and immediately be removed from the Board concurrently with the consummation of such Transfer.

(ii) The Investor Director vacancy resulting from the operation of Section 7.3(d)(i) shall be subject to Section 7.3(c)(vi) and, where applicable, shall be filled by a nominee of the Nominating Investor Holdco Member that is next in the Investor Director Nomination Rotation (if any). The applicable Nominating Investor Holdco Member (if any) shall promptly provide the name of such nominee to the Nominating Committee. In the event of application of the preceding sentence, the Nominating Committee shall promptly recommend such nominee to Holdco for election as an Investor Director, and Holdco shall promptly elect such nominee as an Investor Director.

(iii) If a Nominating Investor Holdco Member Transfers a number of Holdco Class A Units equal to at least the Nomination Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like) to a third party, Holdco may determine to grant such third party (a "Nominating Transferee") the right to nominate one (1) Investor Director to the Board; provided, however, that such Nominating Transferee's nominee for Investor Director shall not be appointed to serve on the Board unless such nominee's appointment is approved by Holdco.

(iv) If an Investor Holdco Member is no longer a Nominating Investor Holdco Member because it no longer holds a number of Holdco Class A Units at least equal to the Nomination Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like), but continues to hold a number of Holdco Class A Units, Holdco Class C Units and/or Holdco Class D Units equal to the Observer Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like), such Investor Holdco Member shall continue to have the right, but not the obligation, subject to Section 7.3(d)(v), to appoint one (1) Board Observer.

(v) If an Investor Holdco Member has the right to appoint a Board Observer as set forth in this Agreement, such Investor Holdco Member shall retain such right for so long as such Investor Holdco Member owns a number of Holdco Class A Units, Holdco Class C Units and/or Holdco

Class D Units at least equal to the Observer Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like).

(vi) An individual Board Observer position shall be immediately terminated following a Transfer of Holdco Units by an Investor Holdco Member which, after giving effect to such Transfer, results in such Investor Holdco Member holding a number of Holdco Class A Units, Holdco Class C Units and/or Holdco Class D Units that is less than the Observer Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like).

(vii) If an Investor Holdco Member Transfers a number of Holdco Class A Units, Holdco Class C Units and/or Holdco Class D Units equal to at least the Observer Threshold (subject to adjustment in the event of any Holdco Unit split, Holdco Unit combination, reorganization, reclassification, recapitalization or the like) to a third party, Holdco may determine to grant such Transferee the right to appoint one (1) Board Observer; provided, however, that such Transferee's designee for Board Observer shall not be appointed as a Board Observer unless such appointment is approved by Holdco.

(e) Additional Investor Directors. If an Investor Director position is required to be added for any reason, such Investor Director shall be promptly nominated by the applicable Nominating Investor Holdco Member and the Nominating Committee, and elected by Holdco. Additional Director positions shall be added and filled at the same time as the election of the new Investor Director, as required to comply with the Board composition requirements set forth in Section 7.3(b).

(f) Initial Directors. The initial Directors shall be appointed by Holdco as set forth in Section 7.3(c)(ii) and shall serve until the first annual meeting of the Company Members, which shall take place within ninety (90) days after the Approval Date.

(g) Directors and Observers Schedule. The Board shall maintain a schedule of all Directors and Board Observers with their respective notice addresses (the "Directors and Observers Schedule"), and shall update the Directors and Observers Schedule upon the removal or replacement of any Director or Board Observer in accordance with this Section 7.3 and Section 7.6, as applicable. A copy of the Directors and Observers Schedule as of the execution of this Agreement is attached hereto as Schedule 3.

7.4 Nomination and Election of Directors.

(a) Director Nominations. On an annual basis, the Nominating Committee shall nominate Directors for each Director position standing for election at the annual meeting of the Company Members in the applicable year, subject to Section 7.3 and remainder of this Section 7.4. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 7.4 (and subject, where applicable, to Section 7.4(e)). For Director positions requiring persons who qualify as Investor Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable Investor Holdco Members having the right to nominate such person pursuant to Section 7.3(c), 7.3(d) or 7.3(e), as applicable.

(b) Consultation; Comments. The Member Nominating Committee shall consult with the Nominating Committee and the Chairman of the Board and shall solicit comments from Exchange

Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director.

(c) Initial Nominees. Not less than sixty (60) days prior to the date announced as the date for the annual or special meeting of the Company Members for the purpose of election of Directors, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates") for purposes of this Section 7.4 for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the Record Date, a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Petition Candidates. Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) Petitions. If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on the List of Candidates. Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including Electronic Transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual or special Company Members' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) Final Nominations of Member Representative Directors. With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, Electronic Transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 pm Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by Holdco.

(g) Director Nominee Information. The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative Director, Investor Director, Non-Industry Director, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

7.5 Board Vacancies.

(a) Vacancies Generally. Whenever (i) any Director position, other than a Member Representative Director position or an Investor Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, or (ii) any newly-created Director position, other than a Member Representative Director position or an Investor Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and Holdco shall elect, a person satisfying the classification (Industry Director, Non-Industry Director, or Independent Director), if applicable, for the directorship, to fill such vacancy until the expiration of such position's designated term or to fill such newly-created Director position until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 7.3(b) by virtue of such vacancy.

(b) Member Representative Director Vacancies. Whenever any Member Representative Director position becomes vacant prior to the election of a successor at the end of such Member Representative Director's term, whether because of death, disability, disqualification, removal, or resignation, and whenever any newly created Member Representative Director position becomes available because of an increase in the number of Directors, then Holdco shall follow the procedures set forth in this Section 7.5(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to Holdco to be elected to fill such vacancy or (ii) provide a list of recommended individuals to Holdco from which Holdco shall promptly elect the individual to fill such vacancy. A Member Representative Director elected pursuant to this Section 7.5(b) shall serve until the expiration of the remaining term or until the expiration of such position's designated term; provided, however, that if the remaining term of office of a Member Representative Director at the time of such Member Representative Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Section 7.3(b) by virtue of such vacancy. Holdco shall elect to any Member Representative Director position only the individuals recommended by the Member Nominating Committee pursuant to this Section 7.5(b).

(c) Investor Director Vacancies. If an Investor Director position becomes vacant for a reason other than pursuant to the operation of Section 7.3(c)(iv) or Section 7.3(d)(i), then the Nominating Investor Holdco Member which then has the right to nominate the Investor Director pursuant to the Investor Director Nomination Rotation shall promptly provide the name of its replacement Investor Director nominee to the Nominating Committee, and the Nominating Committee shall recommend such nominee to Holdco to be elected to fill such Investor Director vacancy. Holdco shall promptly elect as an Investor Director the individual so recommended by the Nominating Committee.

7.6 Removal or Resignation of Directors and Board Observers.

(a) Removal. A Director may be removed at any time from his or her position as such, with or without cause, upon, and only upon, a written request of Holdco (subject, in each case, to the provisions of this Agreement and the Holdco LLC Agreement regarding the right to nominate and remove Directors), and may be removed by the Board as set forth in Section 7.6(b); provided, however, that any Member Representative Director or Investor Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification. A Board Observer may be removed at any time by Holdco (subject, in each case, to the provisions of this Agreement and the Holdco LLC Agreement regarding the right to nominate and remove Board Observers).

(b) Removal by the Board. A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Section 7.3(b).

(c) Resignation. Any Director or Board Observer may resign at any time from his or her position as such upon notice of resignation to the Chairman of the Board, the CEO or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. The acceptance of a resignation shall not be necessary to make it effective.

(d) Statutory Disqualification. A Director may not be subject to a statutory disqualification. A Director who becomes subject to a statutory disqualification shall automatically and immediately be removed from the Board.

7.7 Board Meetings.

(a) Generally. The Board shall meet at such time and at such place as the Board may designate, provided that meetings of the Board shall take place at least quarterly. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all participants to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director and each Board Observer at least five (5) Business Days prior to each such meeting.

(b) Special Meetings. Special meetings of the Board shall be held on the call of any Director upon at least ten (10) days' written notice (if the meeting is to be held in person) or five (5) Business Days' written notice (if the meeting is to be held by telephone communications or video conference) to the Directors, or upon such shorter notice as may be approved by all the Directors. Any Director may waive such notice as to himself or herself.

(c) Attendance and Waiver of Notice. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting

(d) Director Votes; Quorum. Each Director shall have one (1) vote on all matters submitted to the Board or any Committee. A number of Directors representing the majority of the votes of the Directors serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(e) Manner of Acting. With respect to any matter, action or transaction before the Board, the act of a number of Directors representing the majority of the votes of the Directors shall be the act of the Board.

(f) Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board (or any Committee) may be taken without a meeting if a written consent of all of the Directors then constituting the Board (or any Committee) approves such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

(g) Compensation. The Board may provide for reasonable compensation of the Chairman of the Board, the Directors and the members of Committees. Each Director shall be reimbursed for his or her reasonable out-of-pocket expenses incurred in the performance of his or her duties as a Director pursuant to such policies as from time to time established by the Board.

(h) No Employment. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to employment or continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

7.8 Chairman of the Board. The CEO shall be the chairman of the Board (the "Chairman of the Board"). The Chairman of the Board shall preside at all meetings of the Board at which the Chairman of the Board is present and shall exercise such other powers and perform such other duties as may be assigned to the Chairman of the Board by the Board from time to time.

7.9 Conflicts of Interest.

(a) Recusal. A Director, Board Observer or a member of any Committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member or any other Person if such Director, Board Observer or Committee member has a material interest in, or a professional, business, or personal relationship with, such Exchange Member or Person or if such participation shall create an appearance of impropriety (as determined by the majority of the remaining Directors). In any such case, the applicable Director, Board Observer or Committee member shall recuse himself or herself. If any Director or Committee member is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or the applicable Committee.

(b) Insider Transactions. No contract or transaction between the Company and one or more of its Directors, Board Observers or Officers, or between the Company and any other entity in which one or more of its Directors, Board Observers or Officers are directors, board observers or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's, Board Observer's or Officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the applicable Committee, and the Board or the applicable Committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum; or (ii) the material facts are disclosed or become known to the Board or the applicable Committee after the contract or transaction is entered into, and the Board or the applicable Committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors serving on the Board or such Committee, even though the number of disinterested Directors is less than a quorum.

7.10 [RESERVED].

7.11 Fiduciary Duties. Except to the extent otherwise provided herein, each Director of the Company shall have a fiduciary duty of loyalty and care as if he or she were a director of a business corporation organized under the General Corporation Law of the State of Delaware.

7.12 Participation in Board and Committee Meetings. All meetings of the Board (and any Committees) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors, Board Observers, Officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the SEC. In no event shall members of the Board of Directors of Holdco who are not also members of the Board, any board observers of Holdco who are not also Board Observers, or any officers, staff, counsel or advisors of Holdco who are not also Officers, staff, counsel or advisors of the Company (or any Committees), be allowed to participate in any meetings of the Board (or any Committee) pertaining to the self-regulatory function of the Company (including disciplinary matters).

ARTICLE VIII
COMMITTEES

8.1 Committees Generally. The committees of the Company shall consist of an Appeals Committee, a Nominating Committee, a Member Nominating Committee, a Regulatory Oversight Committee, and such other Committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by this Agreement or the Exchange Rules, or as is delegated to them by the Board. All Committees are subject to the control and supervision of the Board.

8.2 Appointment and Removal, Vacancies, Term.

(a) Committee Appointments; Removal. The Chairman of the Board, with the approval of the Board, shall appoint, consistent with, and subject to, the provisions of this Agreement, the members of all Committees; provided that (i) the members of the Appeals Committee shall be as set forth in Section 8.6 and (ii) the members of the Nominating Committee and the Member Nominating Committee shall be nominated as set forth in Section 8.7(b) and shall be elected by Holdco. The Chairman of the Board may, at any time, with or without cause, remove any member of a Committee which he or she has appointed, with the approval of the Board. Each Committee shall be comprised of at least three (3) members (unless another provision of this Agreement requires a greater number of members of a particular Committee); provided, however, that such Committee members who are not also Directors shall only participate in Committee actions to the extent permitted by Applicable Law. In appointing members to Committees, the Chairman of the Board shall be responsible for determining that any such Committee meets the composition requirements set forth in this Article VIII.

(b) Non-Director Committee Membership. Upon request of the Secretary, each prospective Committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective Committee member's classification as an Industry Committee Member, Non-Industry Committee Member, or Independent Committee Member. The Secretary shall certify to the Board each prospective Committee member's classification. Such Committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) Committee Membership Termination. The term of office of a Committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the Committee member no longer satisfies the classification for which the Committee member was selected; or (ii) that the Committee member's continued service as such would violate the compositional requirements of such Committee set forth in this Article VIII.

(d) Committee Vacancies. Any vacancy occurring in a Committee (other than a vacancy in the Nominating Committee or the Member Nominating Committee) shall be filled by the Chairman of the Board, with the approval of the Board, for the remainder of the term of the Committee member whose resignation or removal resulted in such vacancy. Any vacancy occurring in the Nominating Committee or the Member Nominating Committee shall be filled in accordance with Sections 6.4 and 8.7(b).

(e) Committee Terms. Except as otherwise provided or permitted by this Agreement, Committee members shall hold office for a one (1)-year period.

8.3 Powers and Duties of Committees. To the extent so provided in a resolution of the Board, any Committee that consists solely of Directors shall have, and may exercise, all the powers and authority of the Board in the management of the business and affairs of the Company.

8.4 Conduct of Committee Proceedings. Except as otherwise provided in this Agreement or by the Board, each Committee may adopt its own rules of procedure and may meet at stated times or on such notice as such Committee may determine. Each Committee shall keep regular minutes of its meetings and report the same to the Board when required.

8.5 Voting, Quorum and Action by Committees. Each Committee member shall be entitled to one (1) vote. Unless otherwise required by this Agreement, the presence of a majority of the number of Committee members serving on a Committee shall constitute a quorum for the transaction of business of such Committee. If a quorum shall not be present at any meeting of a Committee, the Committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Committee members present at any meeting at which there is a quorum shall be the act of such Committee except as may be otherwise specifically provided by Applicable Law or this Agreement.

8.6 Appeals Committee. The Chairman of the Board, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of two (2) Independent Directors, and one (1) Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be temporarily replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

8.7 Nominating Committee and Member Nominating Committee.

(a) Director Nominations. The Nominating Committee shall nominate candidates for election to the Board by Holdco, on an annual basis, and for all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Section 7.3(b). The number of Non-Industry Committee Members on the Nominating Committee shall equal or exceed the number of Industry Committee or Panel Members on the Nominating Committee. All Nominating Committee members shall be Independent Committee Members. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board.

(b) Committee Member Nomination and Election. The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of Holdco. Holdco shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of Section 7.3(b). In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be elected by Holdco at the annual meeting of the Company Members (in case of any vacancy occurring on a Nominating Committee or Member Nominating Committee during a calendar year, the remaining members of the Nominating Committee or Member Nominating Committee, as applicable, shall nominate a candidate to fill such vacancy and such candidate shall be elected by Holdco in accordance with Section 6.4). Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Section 7.4.

(c) Member Representative Director Nomination and Election. The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or Holdco under the terms of this Agreement (subject, where applicable, to Section 7.4). Each member of the Member Nominating Committee shall be a Member Representative Committee or Panel Member.

8.8 Regulatory Oversight Committee.

(a) Appointments; Regulatory and SRO Responsibilities. The Chairman of the Board, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and self-regulatory organization responsibilities, assess the Exchange's regulatory performance, and assist the Board and Committees in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(b) Budget Review; Meetings. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(c) Chief Regulatory Officer Goals, Performance and Compensation. The Regulatory Oversight Committee shall also, in consultation with the CEO, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel.

(d) Autonomy; Independence. To the extent that the CEO has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the CEO does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(e) Committee Directors. Each member of the Regulatory Oversight Committee shall be an Independent Director.

ARTICLE IX
OFFICERS

9.1 Officers Generally. The officers of the Company shall include a Chief Executive Officer (the "CEO"), a Chief Regulatory Officer, a Company Secretary (the "Secretary") and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company (collectively, the "Officers"). The Board shall appoint any additional Officers and agents of the Company as the Board shall from time to time deem necessary. Any two (2) or more offices may be held by the same person, except that the offices of CEO and Secretary may not be held by the same person. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as (a) required by Applicable Law, and (b) the Board shall from time to time determine, as applicable, in accordance with the Company's annual budget and subject to approval of Holdco pursuant to the terms of the Holdco LLC Agreement.

9.2 CEO. Subject to the oversight of the Board, the CEO shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The CEO shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The CEO shall exercise such other powers and perform such other duties as may be assigned to the CEO from time to time by the Board.

9.3 Chief Regulatory Officer. A senior Officer of the Company shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such Committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the general counsel of the Company.

9.4 Officers as Agents. The Officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Board not inconsistent with this Agreement and Applicable Law are agents of the Company for the purpose of the Company's business, and the actions of the Officers of the Company taken in accordance with such powers shall bind the Company.

9.5 Fiduciary Duties. Each Officer of the Company shall have a fiduciary duty of loyalty and care similar to that of officers of business corporations organized under the General Corporation Law of the State of Delaware.

9.6 Incumbency Certificate. Any Person dealing with the Company may rely upon a certificate signed by an Officer of the Company designated by the Board, as to the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

ARTICLE X
EXCULPATION AND INDEMNIFICATION

10.1 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Company Member, (ii) each officer, director, board observer, shareholder, partner, member, employee, agent or representative of each Company Member and each of their respective Affiliates in their capacity as such, and (iii) each manager, officer, employee, director, board observer, agent or representative of the Company or any Subsidiary of the Company in their capacity as such.

(b) Standard of Care. No Covered Person shall be liable to the Company, any Subsidiary of the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith or willful misconduct by such Covered Person.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, net income or net losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another director; (ii) one or more officers or employees of the Company or any Subsidiary of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or any Subsidiary of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company or any Subsidiary of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

10.2 Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Company Member or any direct or indirect Subsidiary of any of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Company Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable Order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, Order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) Reimbursement. The Company shall reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 10.2; provided, that an advancement shall only be made upon delivery to the Company of an undertaking by or on behalf of the Covered Person to repay all amounts so advanced if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 10.2, and in such case, such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) Entitlement to Indemnity. The indemnification provided by this Section 10.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 10.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 10.2 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) Insurance. The Company shall purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 10.2 shall be provided out of and to the extent of Company assets only, and no Company Member (unless such Company Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity by the Company.

(f) Indemnitor of First Resort. The Company hereby acknowledges that one or more of the Covered Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by an investment fund, institutional investor, financial institution, or other financial intermediary with which such Person is Affiliated or of which such Person is a member, partner or employee (an "Affiliated Institution"), of such Covered Person. The Company agrees that, with respect to any such Covered Person, the Company (i) is, relative to each Affiliated Institution, the indemnitor of first resort (i.e., its obligations to the applicable Covered Person under this Agreement are primary and any duplicative, overlapping or corresponding obligations of an Affiliated Institution are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights any Covered Person may have against his or her Affiliated Institution, and (iii) irrevocably waives, relinquishes and releases any such Affiliated Institution from any and all claims against such Affiliated Institution for contribution, subrogation or any other recovery of any kind in respect thereof.

(g) Savings Clause. If this Section 10.2 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 10.2 to the fullest extent permitted by any applicable portion of this Section 10.2 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) Amendment. The provisions of this Section 10.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 10.2 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 10.2 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

10.3 Survival. The provisions of this Article X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI
DISTRIBUTIONS

11.1 Distributions. Subject to Sections 13.4 and 17.4, Distributions may be declared upon the profits of the Company by, and in the absolute discretion of, the Board. Any such Distributions shall be made in accordance with the Company Members' Percentage Interests, and may be paid in cash, property or Units, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

11.2 Limitations. Notwithstanding any provision to the contrary contained in this Agreement, (a) the Company shall not make a Distribution to any Company Member if, and to the extent, such Distribution would violate Section 18-607(a) or Section 18-804(a) of the Act or other Applicable Law, and (b) the Company shall not make a distribution, advance or allocation to any Company Member using Regulatory Funds or in violation of Section 13.4.

ARTICLE XII
TAX TREATMENT OF THE COMPANY

12.1 Disregarded Entity. So long as there is only one Member of the Company, the Company shall be treated as a "disregarded entity" for applicable federal, state and local income tax purposes ("Tax Purposes"), and the Company shall not elect to be treated as an association taxable as a corporation. Consequently, all items of income, gain, deduction, loss and credit for Tax Purposes shall be considered to be earned or incurred, as the case may be, directly by the sole Member, and all of the assets and liabilities of the Company shall, solely for Tax Purposes, be considered to be assets and liabilities of the sole Member. If an additional Member is ever admitted to the Company, the Member shall amend this Agreement appropriately to reflect the Company's status as a partnership for Tax Purposes.

ARTICLE XIII
BOOKS AND RECORDS AND ACCOUNTING

13.1 Books of Account. The Board shall cause to be entered in appropriate books kept at the Company's principal place of business all transactions of or relating to the Company and its Subsidiaries. The books and records of the Company shall be made and maintained at a location within the United States, and the financial position and the results of operations recorded, at the expense of the

Company, in accordance with such method of accounting as is determined by the Board. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel, including its Directors, Board Observers, Officers, employees and agents, and shall not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the SEC, personnel of another self-regulatory organization performing regulatory services on behalf of the Company, a processor operating pursuant to an effective national market system plan, and those personnel of the Company, members of Committees, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company. Nothing in this Section 13.1 shall be interpreted as to limit or impede the rights of the SEC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Board Observers, Officers, employees or agents of the Company to disclose such confidential information to the SEC.

13.2 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

13.3 Inspection Rights; Regulatory Access and Supervision.

(a) Subject to the confidentiality provisions of Section 13.1, the Company Members shall have access to and the right, at their sole cost and expense, to inspect and copy the Company's books and records and to inspect the Company's facilities during normal business hours.

(b) The Company shall, and shall cause its Subsidiaries to, provide any Governmental Authority having regulatory examination authority over a Company Member or any of its Affiliates or members, as applicable (such Governmental Authority, a "Regulator"), reasonable access to (and copies as requested of) the Company's or its Subsidiaries' records, accounts, files, programs or systems.

(c) As between the Company and the Company Members, each Company Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company or any Subsidiary of the Company in connection with the inspections pursuant to this Section 13.3; provided, that the Company shall be responsible for any out-of-pocket costs and expenses incurred in connection with an inspection by a Regulator if such inspection was a direct result of an action or failure to act by the Company or any Subsidiary of the Company.

13.4 Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any Distributions may be made to the Company Members. Appropriate reserves may be determined and charged to the Company Members (in accordance with GAAP) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board.

ARTICLE XIV
TAX MATTERS

14.1 Fiscal Year. The Company's "Fiscal Year" shall be January 1 to December 31.

14.2 Tax Returns. Holdco shall be responsible for timely filing or causing to be filed all tax returns and reports of the Company and its Subsidiaries.

ARTICLE XV
TRANSFER RESTRICTIONS

15.1 Restrictions on Transfers.

(a) No Company Member may Transfer, in whole or in part, any of its Units to any Person, unless such Transfer shall be filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder.

(b) Subject to Section 15.1(a), no Company Member may Transfer or assign any Units to any Person to the extent such Transfer would result in (i) a violation of the Securities Act or any other Applicable Law, (ii) the Company being required to register as an investment company under the U.S. Investment Company Act of 1940, as amended, (iii) the Company being required to register as an investment adviser under state or federal securities laws, or (iv) the Company being treated as a corporation for U.S. federal income tax purposes.

15.2 Amendment of Schedules. In the event of any Transfer of Units in accordance with this Article XV, the Company shall amend Schedules 1 and 2 to appropriately reflect such Transfer.

ARTICLE XVI
TERM AND DISSOLUTION

16.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved pursuant to Section 16.2.

16.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of:

(i) the election to dissolve the Company made by the Board;

(ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act;

(iii) the withdrawal, expulsion, Bankruptcy, or dissolution of the last remaining Company Member, or the occurrence of any other event which terminates the continued membership of the last remaining Company Member, unless the business of the Company is continued without dissolution in accordance with the Act; and

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Board. In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets.

16.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: (a) first, to creditors of the Company, including the Company Members who are creditors, to the extent permitted by Applicable Law, whether by payment or the making of reasonable provision for the payment thereof, and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof, (b) second, to the Company Members and former Company Members in satisfaction of liabilities under the Act for distributions to the Company Members, and (c) third to the Company Members in accordance with their respective Percentage Interests.

16.4 Termination of the Company. The separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Company Members in the manner provided for in this Article XVI, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the Act.

ARTICLE XVII
EXCHANGE AUTHORITIES AND CERTAIN OPERATIONAL AND REGULATORY MATTERS

17.1 Exchange Rules. The Board, acting in accordance with the terms of this Agreement and the Exchange Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Exchange Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Exchange Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the SEC or otherwise become effective as provided in the Exchange Act, they shall become operative Exchange Rules as of the date of SEC approval or effectiveness under the Exchange Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of this Agreement and the Exchange Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Exchange Rules adopted hereunder.

17.2 Disciplinary Proceedings.

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or any Company Member;

(ii) violation by an Exchange Member or a person associated with an

Exchange Member of any of the terms, conditions, covenants, and provisions of this Agreement, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or a person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Exchange Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Exchange Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or a person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of, or to pay any sanction, fine, or costs imposed by, the Board or any entity to which the Board has delegated its powers.

17.3 Membership Qualifications.

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

17.4 Fees, Dues, Assessments, and Other Charges.

(a) The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges are otherwise consistent with the Exchange Act, including that the requirement that they shall be reasonable and equitably allocated among Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls.

(b) Any Regulatory Funds shall not be used for non-regulatory purposes or distributed, advanced or allocated to any Company Member, but rather, shall be applied to fund regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

17.5 Operational Date of Exchange. The Company has been formed in anticipation of its registration by the SEC as a national securities exchange (such date of approval by the SEC, the "Approval Date"). During the period between the Effective Date and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in this Agreement to "the national securities exchange operated by the

Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board may appoint members of the Committees, but shall not be required to appoint all such Committee members until the date immediately prior to the Operational Date.

17.6 Emergency Limited Liability Company Agreement. Subject to Section 18.2, the Board may adopt an emergency Limited Liability Company Agreement subject to repeal or change by action of the Company Members which shall, notwithstanding any different provision of any Applicable Law, the Certificate of Formation, or this Agreement, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a Committee cannot readily be convened for action. Such emergency Limited Liability Company Agreement may make any provision that may be practicable and necessary under the circumstances of the emergency.

17.7 Authority to take Action under Extraordinary Market Conditions. The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all Persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

17.8 Exchange Not Liable. Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its Subsidiaries.

17.9 No Required Meetings of Exchange Members. The Company shall not be required to hold meetings of the Exchange Members.

ARTICLE XVIII
GENERAL PROVISIONS

18.1 Entire Agreement; Integration. This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

18.2 Amendments. This Agreement may be amended or repealed, or a new Limited Liability Company Agreement may be adopted, by the written consent of Holdco. Before any amendment to, or repeal of, any provision of this Agreement shall be effective, those changes shall be submitted to the Board and if such amendment or repeal must be filed with or filed with and approved by the SEC, then the proposed changes to this Agreement shall not become effective until filed with or filed with and approved by the SEC; provided, however that (a) the Company may amend Schedules 2, 3 and 4 from time to time as set forth in this Agreement and (b) the Board may amend this Agreement as required by the SEC.

18.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

18.4 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Schedule 2 and Schedule 4, as applicable (or at such other address for a party as shall be specified in a notice given in accordance with this Section 18.4).

18.5 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

18.6 Governing Law; Waiver of Jury Trial.

(a) All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.7 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the addresses set forth in Schedule 2 and Schedule 4 shall be effective service of process for any suit, action or other proceeding brought in any such court.

18.8 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

18.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

18.10 Survival. The provisions of Sections 6.1, 7.7(g) (as it relates to any compensation or expenses incurred prior to the termination of this Agreement), 13.3, 13.4, 17.4(b) and Article X (as it relates to any actions taken prior to the termination of this Agreement), Article XVI and this Article XVIII shall survive the termination of this Agreement for any reason, whether as a result of a merger, combination or otherwise, and shall remain an obligation of the Company or any successor entity regardless of any merger, combination or any other transaction taking place. All other rights and obligations of the Company Members shall cease upon the termination of this Agreement.

18.11 Assignment. This Agreement shall not be assigned or transferred by any party, in whole or in part, except in conjunction with any Transfer permitted pursuant to Article XV.

18.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

18.13 Third Party Beneficiaries. Except for the rights of (a) Covered Persons pursuant to Article X, and (b) the rights of the SEC, a Regulator or any Investor Holdco Member, as applicable, expressly set forth in this Agreement, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

18.14 Applicable Approvals. Each party shall, if applicable, give any notices to, make any filings or submissions with, and use its commercially reasonable efforts to obtain at the earliest practical date any authorizations, consents or approvals of, and/or expiration of applicable waiting periods imposed by, any Governmental Authorities which are necessary to consummate the transactions contemplated hereunder. Each party shall furnish to the other parties such necessary information and reasonable assistance and cooperation as such other parties may request in connection with the foregoing. The parties shall use commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority and use commercially reasonable efforts to comply promptly with any such inquiry or request.

18.15 Further Assurance. In connection with this Agreement and the transactions contemplated hereby, each party hereto hereby agrees, at the request of the other party hereto, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

[*Signature Page Follows*]

Schedule 1

Company Members, Number of Units as of the Effective Date

Company Members	Number of Units	Percentage Interest
MEMX Holdings LLC	1,000	100%
Total:	**1,000**	**100%**

Schedule 2

Address of Company Members for Notices

Holdco:

MEMX Holdings LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner

Schedule 3

Directors and Observers Schedule

Name	Classification	Title/Business
Erica Attonito	Member Representative	Head of Sales, Business Development Hudson River Trading
Matthew Brennan	Industry/ Investor	Head of U.S. ETF Secondary Market Trading, BlackRock
Arianne Adams	Member Representative	Chief Strategy Officer, Webull US
Barry Hochhauser	Non-Industry/ Independent	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	CEO, MX2 LLC
Deana Korby	Non-Industry/ Independent	Vice President Finance, Investor Relations, IBM Corporation
Faris Matalka	Industry/ Investor	Head of Trading Operations and Margin Services, Charles Schwab
Montes Piard	Non-Industry/ Independent	Vice President/Global Controller – Finance/Accounting, General Atlantic
Hal Scott	Non-Industry/ Independent	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	Retired; Former Chief Operating Officer, PDT Partners

Schedule 4

Principal Office of the Company

Notices to the Company should be provided to:

MX2 LLC
382 NE 191st Street, Suite 92178
Miami, FL 33179
Attn: Jonathan Kellner

Exhibit A

Form of Nomination Waiver

Effective Date: __________________________

In accordance with Section 7.3(c)(iv) of the First Amended and Restated Limited Liability Company Agreement (as may be amended from time to time) (the "Agreement") of MX2 LLC (the "Company"), the undersigned Nominating Investor Holdco Member hereby provides [a revocable] [an irrevocable] notice to the Company of its election, effective as of the date set forth above, to waive its right to nominate an Investor Director to the Board. Capitalized terms used but not defined in this election form shall have the meanings set forth in the Agreement.

[Until such election is revoked in accordance with the Agreement,] [Such][such] Investor Holdco Member shall not have the right to nominate an Investor Director to the Board pursuant to Article VII of the Agreement.

The undersigned Nominating Investor Holdco Member acknowledges completing this form independently, after consultation with its own advisors to the extent such Nominating Investor Holdco Member deems necessary.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Nomination Waiver as of the date set forth below.

MEMBER:

[Insert Name of the applicable Nominating Investor Holdco Member]

By:_________________________
Name:
Title

Accepted:

MX2 LLC

By:______________________
Name:
Title:

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of the equity of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of the equity of MEMX LLC and 0.5% of the equity of MEMX Execution Services LLC), 100% of the equity of MX2 LLC, 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Juinn Ho

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Citadel Securities Principal Investments LLC	Matt Culek	Donnie Phillips
Citicorp North America, Inc.	Michael Masone	Siris Singh
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Jason Epstein
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Lily McInerney	Matthew Cramer
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O'Brien

<u>Observers of MEMX Holdings LLC</u>

None

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	**Name**	**Commencement Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019
Chief Financial Officer	TBD*	TBD*
Chief Information Officer	Dominick Paniscotti	4/4/2024
Chief Operating Officer	Quito Zuba	4/4/2024

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Chief Technology Officer	Dominick Paniscotti	6/3/2019
General Counsel and Secretary	Anders Franzon	7/1/2019
Chief People Officer	Kerry Katz	11/14/2022

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Holdings LLC.*

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Matt Culek

Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX Holdings LLC:

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019, as supplemented by certain October 2019 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services associated with the operation of national securities exchanges and other trading platforms, such as matching engine services across various asset classes, to MEMX

LLC and third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis and also expects to provide technology and services to MX2 LLC. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. The following persons are the officers of MEMX Technologies LLC:

Jonathan Kellner (Chief Executive Officer)
Anders Franzon (General Counsel and Secretary)
Dominick Paniscotti (Chief Information Officer and Chief Technology Officer)
Quito Zuba (Chief Operating Officer)
Jamie Voto (Chief Information Security Officer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX Execution Services LLC, and 99.5% of the equity of MEMX LLC. In addition, MEMX Holdings directly holds 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC is registered with the Commission as a broker-dealer and is a member of FINRA. MEMX Execution Services LLC acts as the routing broker for MEMX LLC, and will act as the routing broker for MX2 LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020. Attached as Exhibit C-8(a) is the proposed Second Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, which will be adopted shortly before the launch of MX2 LLC.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
TBD* (Chief Financial Officer)
Quito Zuba (Chief Operating Officer)

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Execution Services LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)

Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Digital Assets LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Labs LLC

1. *Name*: MEMX Labs LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023. MEMX Labs LLC was dormant until the adoption of the MEMX Labs Limited Liability Company agreement executed September 17, 2024.

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-12 is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Labs LLC.

Officers of MEMX Labs LLC

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Labs LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MX2 LLC

1. *Name:* MX2 LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MX2 LLC is an entity formed for the purpose of operating a national securities exchange registered with the Commission. MX2 LLC obtained Commission approval to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 on March 14, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MX2 LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-14 is the Amended & Restated Limited Liability Company Agreement of MX2 LLC dated April 28, 2025.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MX2 LLC's sole member and manager is MEMX Holdings LLC.

Directors of MX2 LLC

The following persons are the initial directors of MX2 LLC:

Arianne Adams
Erica Attonito
Matthew Brennan
Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong

Observers of MX2 LLC
None

Officers of MX2 LLC

The following persons are the officers of MX2 LLC:

TBD* (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Kerry Katz (Chief People Officer)
Jonathan Kellner (Chief Executive Officer)
Dominick Paniscotti (Chief Information Officer & Chief Technology Officer)
Crystal Reilly (Chief Risk Officer)
Adam Schwartz (Chief Regulatory Officer)
Lauren Strathman (Chief Compliance Officer)
Jamie Voto (Chief Information Security Officer)
Quito Zuba (Chief Operating Officer)

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MX2 LLC.*

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Committees of MX2 LLC

The committees of MX2 LLC are listed below.

(1) Appeals Committee of MX2 LLC

The following Directors are members of the Appeals Committee of MX2 LLC:

Arianne Adams
Barry Hochhauser
Deana Korby

(2) Nominating Committee of MX2 LLC

The following persons are members of the Nominating Committee of MX2 LLC:

Dan Weingarten
Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MX2 LLC

The following persons are members of the Member Nominating Committee of MX2 LLC:

Lauren Arbid
Matthew Healey
Brian Suth

(4) Regulatory Oversight Committee of MX2 LLC

The following Directors are members of the Regulatory Oversight Committee of MX2 LLC:

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

(A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

(B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

(C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

(D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Arianne Adams	Member Representative	January 15, 2025	Chief Strategy Officer, Webull Financial
Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Matthew Brennan	Industry/ Investor	December 4, 2020	Head of U.S. ETF Secondary Market Trading, BlackRock
Barry Hochhauser	Non-Industry/Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Faris Matalka	Industry/ Investor	September 22, 2022	Managing Director, Trading Operations, Charles Schwab & Co.
Montes Piard	Non-Industry/ Independent	May 19, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Retired; Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	**Classification**	**Commencement Date - Termination Date**	**Title/Business**
Crystal Reilly	Non-Industry/ Independent	May 19, 2020 – July 12, 2024	Former Chief Corporate Compliance Officer, Bats Global Markets

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
Chief Financial Officer	TBD*	TBD*	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	
Chief Regulatory Officer	Adam Schwartz	4/1/2025	
Chief Risk Officer	Crystal Reilly	7/15/2024	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Kerry Katz	11/14/2022	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX LLC.*

The following persons have served as officers of the Exchange during the previous year but no longer serve as officers of the Exchange:

Title	Name	Commencement Date	Termination Date
Chief Regulatory Officer	Scott Palmer	11/18/2019	10/18/2024
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025
Interim Chief Regulatory Officer	Crystal Reilly	10/21/2024	4/1/2025

MEMX LLC
Date of Filing/Accurate as of: May 8, 2025

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date	Title/Business
Arianne Adams	Member Representative	January 15, 2025	Chief Strategy Officer, Webull Financial
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Barry Hochhauser	Non-Industry/ Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc.
Diana Didia	Non-Industry/ Independent	May 19, 2020	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business
Lauren Arbid	Member Representative	September 11, 2024	Director, U.S. Head of Relationship Management, ABN AMRO Clearing USA

Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Matthew Healey	Member Representative	November 4, 2024	Head of Equities, Webull Financial

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business
Montes Piard	Non-Industry/ Independent	July 12, 2024	Vice President/Global Controller – Finance/Accounting, General Atlantic
Amy Wong	Non-Industry/ Independent	June 11, 2020	Retired; Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School